SHIP LOGO  VANGUARD(R)

                                                 P.O. Box 2600 Valley Forge,
                                                 PA 19482-2600

                                                 610-503-2398
                                                 Barry_A_Mendelson@vanguard.com


April 22, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission               via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD MALVERN FUNDS
         FILE NO. 33-23444


Dear Mr. Sandoe,

         The following responds to your comments of April 14, 2008 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 35 that was filed on February 26, 2008.

     COMMENT: The biography of William E. Ricks on page 13 of the U.S. Value Fund prospectus states that "[h]e has worked in investment management with AXA
Rosenberg since 1989,  . . . ." Please state more precisely what Mr. Ricks was doing.

     RESPONSE: We have amended Mr. Ricks' biography to state that "[h]e has worked in investment management with AXA Rosenberg since 1989, including trading, operations, portfolio engineering, and portfolio construction."

     COMMENT: The chart on pp. 28-29 of the SAI, which shows the principal occupations and directorships of the fund's trustees, does not reference the fact that each fund trustee is also a director of The Vanguard Group, Inc. (Vanguard).

     RESPONSE: This fact is stated at the bottom of pg. 27, so it is unnecessary to restate it for each of the trustees in the chart. (This is why the heading of that particular column of the chart refers to "outside" rather than "other" directorships.)

     COMMENT: Why aren't all of the funds' trustees "interested" given that all of them serve as directors of Vanguard?

     RESPONSE: A trustee of a fund would be an interested person of the fund if he or she was an interested person of the fund's principal underwriter or investment adviser.

     o None of the fund trustees serves on the board of, or is otherwise an interested person of, the funds' principal underwriter, Vanguard Marketing Corporation. And even if they did so serve, Vanguard has an exemption from Section 2(a)(19), the definition of "interested person" for such service. See In the Matter of The Vanguard Group, Inc., et al., 47 SEC 450, Inv. Co. Act Release No. 11645 (Feb. 25, 1981).

     o Although fund trustees are also Vanguard directors, Vanguard is not an investment adviser of any of the Malvern Funds - or ANY Vanguard fund. Although Vanguard provides advisory services to some Vanguard funds, it does so at cost. Pursuant to Section 2(a)(20) of the Investment Company Act, the definition of "investment adviser" "does not include . . . (iii) a company furnishing [advisory] services at cost to one or more investment companies . . . ."

     COMMENT: Text on Page B-36 of the SAI, under the heading "Description of Compensation," states that the portfolio manager's bonus is determined, in part, by how closely the manager tracks the fund's benchmark index over a one-year period. Please clarify whether the manager's performance is based on a pre-tax or post-tax basis.

     RESPONSE: We will amend this discussion to indicate that the comparison is based on the manager's pre-tax performance and to make other minor changes.

     COMMENT: Text on page B-38 of the SAI, under the heading "Description of Compensation," states that a Vanguard portfolio manager's base salary "is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses performed by the Vanguard Human Resources Department." Please identify a peer group or benchmark to which manager's compensation is compared.

     RESPONSE: We believe the information requested is not required and that the text in its current form sufficiently informs prospective investors as to how the manager's base salary is determined.


               *        *        *       *        *        *        *        *

     COMMENT: TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Funds acknowledge that:

                o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



Barry A. Mendelson
Principal
The Vanguard Group, Inc.

Enclosures

cc: Christian Sandoe, Esq.
U.S. Securities and Exchange Commission